ZARGON

ENERGY TRUST



January 17, 2006

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk


SEC MAIL PROCESSING
RECEIVED
JAN 18 2006
WASH. D.C.
152
SECTION

Dear Sir or Madame:

SUPPL

Re: Zargon Energy Trust
File No. 82-34907
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 194, as amended, enclosed is a copy of the Company's news release dated January 17, 2006. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST

B.C. Heagy
Vice President Finance & CFO

PROCESSED
JAN 23 2006
THOMSON
FINANCIAL

BCH/th

Encl.

Suite 700, 333 - 5 Avenue S.W., Calgary, Alberta T2P 3B6 Telephone **(403) 264-9992** Facsimile (403) 265-3026
Email: zargon@zargon.ca Website: www.zargon.ca

R:\Investor Relations\Securities and Exchange Commission\Securities and Exchange Commission Jan 17, 2006.doc

FOR IMMEDIATE RELEASE: January 17, 2006

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST CONFIRMS JANUARY 2006 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of January in the amount of Cdn. $0.18 per trust unit will be paid on February 15, 2006 to unitholders of record on January 31, 2006. The ex-distribution date is January 27, 2006.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 16.355 million trust units (ZAR.UN) and 2.402 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the January 16, 2006 revised exchange ratio there would be a total of 19.045 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

ZARGON
ENERGY TRUST

January 17, 2006


SEC MAIL
PROCESSING
RECEIVED
JAN 1 8 2006
WASH. D.C.
SECTION
152

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Dear Sir or Madame:

Re: Zargon Energy Trust
File No. 82-34907
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 194, as amended, enclosed is a copy of the Company's news release dated January 17, 2006. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST

B.C. Heagy
Vice President Finance & CFO

BCH/th

Encl.

R:\Investor Relations\Securities and Exchange Commission\Securities and Exchange Commission Jan 17, 2006.doc

Suite 700, 333 - 5 Avenue S.W., Calgary, Alberta T2P 3B6. Telephone (403) 264-9992 Facsimile (403) 265-3026
Email: zargon@zargon.ca Website: www.zargon.ca